 .                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                      UNDER THE TRUST INDENTURE ACT OF 1939
                  OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) /x/



                       THE FIRST NATIONAL BANK OF CHICAGO
               (EXACT NAME OF TRUSTEE AS SPECIFIED IN ITS CHARTER)

A NATIONAL BANKING ASSOCIATION                        36-0899825
                                                      (I.R.S. EMPLOYER
                                                      IDENTIFICATION NUMBER)

ONE FIRST NATIONAL PLAZA, CHICAGO, ILLINOIS           60670-0126
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)              (ZIP CODE)

                       THE FIRST NATIONAL BANK OF CHICAGO
                      ONE FIRST NATIONAL PLAZA, SUITE 0286
                          CHICAGO, ILLINOIS 60670-0286
             ATTN: LYNN A. GOLDSTEIN, LAW DEPARTMENT (312) 732-6919
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)




                       ----------------------------------
                               DOVER CORPORATION

               (EXACT NAME OF OBLIGOR AS SPECIFIED IN ITS CHARTER)



             DELAWARE                                53-0257888
  (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
   INCORPORATION OR ORGANIZATION)


           280 Park Avenue
         New York, New York                         10017-1292
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)            (ZIP CODE)


                                Debt Securities
                        (TITLE OF INDENTURE SECURITIES)

ITEM 1.           GENERAL INFORMATION.  FURNISH THE FOLLOWING INFORMATION AS TO
                  THE TRUSTEE:

                  (a) NAME AND ADDRESS OF EACH EXAMINING OR SUPERVISING AUTHORITY TO WHICH IT IS SUBJECT.

                  Comptroller of the Currency, Washington, D.C.; Federal Deposit Insurance Corporation, Washington, D.C.; and The Board of Governors of the Federal Reserve System, Washington D.C.

                  (b)  WHETHER IT IS AUTHORIZED TO EXERCISE CORPORATE TRUST
                  POWERS.

                  The trustee is authorized to exercise corporate trust powers.

ITEM 2. AFFILIATIONS WITH THE OBLIGOR. IF THE OBLIGOR IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

                  No such affiliation exists with the trustee.


ITEM 16. LIST OF EXHIBITS. LIST BELOW ALL EXHIBITS FILED AS A PART OF THIS STATEMENT OF ELIGIBILITY.

                  1. A copy of the articles of association of the trustee now in effect.*

                  2. A copy of the certificates of authority of the trustee to commence business.*

                  3. A copy of the authorization of the trustee to exercise corporate trust powers.*

                  4.  A copy of the existing by-laws of the trustee.*

                  5.  Not Applicable.

                  6. The consent of the trustee required by Section 321(b) of the Act.

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
                  7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

                  8.  Not Applicable.

                  9.  Not Applicable.


         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, The First National Bank of Chicago, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago and State of Illinois, on the 22nd day of May, 1998.


                      THE FIRST NATIONAL BANK OF CHICAGO,
                      TRUSTEE

                      BY   /s/ Sandra L. Caruba
                           ___________________________________________
                           SANDRA L. CARUBA
                           VICE PRESIDENT





* EXHIBIT 1, 2, 3 AND 4 ARE HEREIN INCORPORATED BY REFERENCE TO EXHIBITS BEARING IDENTICAL NUMBERS IN ITEM 16 OF THE FORM T-1 OF THE FIRST NATIONAL BANK OF CHICAGO, FILED AS EXHIBIT 25.1 TO THE REGISTRATION STATEMENT ON FORM S-3 OF SUNAMERICA INC., FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 2, 1996 (REGISTRATION NO. 333-14201).

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
                                    EXHIBIT 6



                       THE CONSENT OF THE TRUSTEE REQUIRED
                          BY SECTION 321(b) OF THE ACT


                                                                    May 22, 1998



Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

In connection with the qualification of the indenture between Dover Corporation and The First National Bank of Chicago, as Trustee, the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that the reports of examinations of the undersigned, made by Federal or State authorities authorized to make such examinations, may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.


                                    Very truly yours,

                                    THE FIRST NATIONAL BANK OF CHICAGO



                                    BY:     /s/ Sandra L. Caruba
                                            ___________________________________
                                            SANDRA L. CARUBA
                                            VICE PRESIDENT

                                    EXHIBIT 7

Legal Title of Bank:                The First National Bank of Chicago
Address:                            One First National Plaza, Ste 0303
City, State  Zip:                   Chicago, IL  60670
FDIC Certificate No.: 0/3/6/1/8

Call Date: 12/31/97  ST-BK:  17-1630 FFIEC 031
Page RC-1


Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for December 31,1997

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC--Balance Sheet


                                                                          Dollar Amounts in                  C400
                                                                              Thousands          RCFD     BIL MIL THOU
                                                                              ---------          ----     ------------
ASSETS
1.  Cash and balances due from depository institutions (from Schedule
    RC-A):
    a. Noninterest-bearing balances and currency and coin(1)............                         0081      4,267,336         1.a.
    b. Interest-bearing balances(2).....................................                         0071      6,893,837         1.b.
2.  Securities
    a. Held-to-maturity securities(from Schedule RC-B, column A)........                         1754              0         2.a.
    b. Available-for-sale securities (from Schedule RC-B, column D).....                         1773      5,691,722         2.b.
3. Federal funds sold and securities purchased under agreements to
    resell                                                                                       1350      6,339,940         3.
4.  Loans and lease financing receivables:
    a. Loans and leases, net of unearned income (from Schedule
    RC-C)...............................................................                    RCFD 2122     25,202,984         4.1.
    b. LESS: Allowance for loan and lease losses........................                    RCFD 3123        419,121         4.b.
    c. LESS: Allocated transfer risk reserve............................                    RCFD 3128              0         4.c.
    d. Loans and leases, net of unearned income, allowance, and
       reserve (item 4.a minus 4.b and 4.c).............................                         2125     24,783,863         4.d.
5.  Trading assets (from Schedule RD-D).................................                         3545      6,703,332         5.
6.  Premises and fixed assets (including capitalized leases)............                         2145        743,426         6.
7.  Other real estate owned (from Schedule RC-M)........................                         2150          7,727         7.
8.  Investments in unconsolidated subsidiaries and associated
    companies (from Schedule RC-M)......................................                         2130        134,959         8.
9.  Customers' liability to this bank on acceptances outstanding........                         2155        644,340         9.
10.      Intangible assets (from Schedule RC-M).........................                         2143        268,501        10.
11.      Other assets (from Schedule RC-F)..............................                         2160      2,004,432        11.
12.      Total assets (sum of items 1 through 11).......................                         2170     58,483,415        12.


(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposit not held for trading.

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
Legal Title of Bank:                The First National Bank of Chicago
Address:                            One First National Plaza, Ste 0303
City, State  Zip:                   Chicago, IL  60670
FDIC Certificate No.:               0/3/6/1/8

Call Date:  09/30/97 ST-BK:  17-1630 FFIEC 031
Page RC-2


Schedule RC-Continued

                                                                     Dollar Amounts in
                                                                         Thousands                         Bil Mil Thou
                                                                         ---------                         ------------
LIABILITIES
13. Deposits:
    a. In domestic offices (sum of totals of columns A and C
       from Schedule RC-E, part 1)................................                            RCON 2200     21,756,846      13.a
       (1) Noninterest-bearing(1).................................                            RCON 6631      9,197,227      13.a.1
       (2) Interest-bearing.......................................                            RCON 6636        559,619      13.a.2
    b. In foreign offices, Edge and Agreement subsidiaries,
       and IBFs (from Schedule RC-E, part II).....................                            RCFN 2200     14,811,410      13.b.
       (1) Noninterest bearing....................................                            RCFN 6631        332,801      13.b.1
       (2) Interest-bearing.......................................                            RCFN 6636     14,478,609      13.b.2
14. Federal funds purchased and securities sold under agreements
    to repurchase:                                                                            RCFD 2800      4,535,422      14
15. a. Demand notes issued to the U.S. Treasury                                               RCON 2840         43,763      15.a
    b. Trading Liabilities(from Schedule RC-D)....................                            RCFD 3548      6,523,239      15.b
16. Other borrowed money:
    a. With a remaining  maturity of one year or less.............                            RCFD 2332      1,360,165      16.a
    b. With a remaining  maturity of more than one year through
        three years...............................................                                 A547        576,492      16.b
 .   c.  With a remaining maturity of more than three years .......                                 A548        703,981      16.c
17. Not applicable
18. Bank's liability on acceptance executed and outstanding.......                            RCFD 2920        644,341      18
19. Subordinated notes and debentures (2).........................                            RCFD 3200      1,700,000      19
20. Other liabilities (from Schedule RC-G)........................                            RCFD 2930      1,322,077      20
21. Total liabilities (sum of items 13 through 20)................                            RCFD 2948     53,987,736      21
22. Not applicable
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus.................                            RCFD 3838              0      23
24. Common stock.........................................                                     RCFD 3230        200,858      24
25. Surplus (exclude all surplus related to preferred stock)......                            RCFD 3839      2,999,001      25
26. a. Undivided profits and capital reserves.....................                            RCFD 3632      1,273,239      26.a.
    b. Net unrealized holding gains (losses) on available-for-sale
       securities.............................................                                RCFD 8434         24,096      26.b.
27. Cumulative foreign currency translation adjustments...........                            RCFD 3284         (1,515)     27
28. Total equity capital (sum of items 23 through 27).............                            RCFD 3210      4,495,679      28
29. Total liabilities and equity capital (sum of items 21 and 28).                            RCFD 3300     58,483,415      29

Memorandum
To be reported only with the March Report of Condition.
1.  Indicate in the box at the right the number of the statement below that best describes the  most comprehensive level of
    auditing work performed for the bank by independent external                                Number
    auditors as of any date during 1996 ..........................   RCFD 6724                    N/A.                       M.1

1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2 = Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

3 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

4.= Directors' examination of the bank performed by other external auditors (may be required by state chartering authority)

5 =   Review of the bank's financial statements by external auditors

6 =   Compilation of the bank's financial statements by external auditors

7 =   Other audit procedures (excluding tax preparation work)

8 =   No external audit work


--------------------------------
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.

(2) Includes limited-life preferred stock and related surplus.

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